Filed by Old Second Bancorp, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: West Suburban Bancorp, Inc.

Filer’s Commission File No.: 000-10537

Date: July 27, 2021

Transcript of

Old Second Bancorp, Inc.’s Investor Call on July 26, 2021

Related to the Proposed Business Combination with West Suburban Bancorp, Inc.

Participants

James L. Eccher - Chief Executive Officer & President, Old Second Bancorp, Inc.

Bradley S. Adams – EVP, Chief Financial Officer, Old Second Bancorp, Inc.

Analysts

Nathan Race - Piper Sandler

David Long - Raymond James

Christopher O’Connell - KBW

Terry McEvoy - Stephens

Brian Martin - JMS

Eric Grubelich - Private Investor

Presentation

Operator

Ladies and gentlemen, thank you for standing by. I’d like to introduce your host, Mr. James Eccher, President and CEO for Old Second Bancorp. Please begin.

James L. Eccher - Chief Executive Officer & President, Old Second Bancorp, Inc.

Thanks, Doug and thank you and good morning. I would like to welcome everyone to our call and I appreciate you taking the time to listen in. Joining me this morning is Brad Adams, our company’s Chief Financial Officer and Gary Collins, our Vice Chairman.

This morning Old Second and West Suburban issued a joint press release announcing the acquisition of West Suburban Bancorp. Before we begin, I would like to remind everyone on the call that a copy of the release and the accompanying presentation can be found on our website, and were filed on SEC Form 8-K this morning.

The subject matter discussed in our call this morning and the related investor presentation will be addressed in a joint proxy statement prospectus to be filed with the SEC. We urge you to read it when it becomes available because it will contain important information. Information regarding the persons who may under the rules of the SEC be considered participants in the solicitation of Old Second and West Suburban shareholders in connection with the proposed transaction will be set forth in the joint proxy statement prospectus when it is filed with the SEC. For additional information about the merger and where to find it, please see the slide entitled Additional Information in the related investor presentation.

In addition, we would like to caution you that this call and the related investor presentation contains forward-looking statements about our expectations or predictions of future financial or business performance or conditions with respect to the proposed merger. Please refer to the cautionary note regarding forward-looking statements in the investor presentation for a description of the risks and uncertainties that could cause actual results to differ materially from those reflected in any forward-looking statements.

We are very excited to announce this morning, the combination of Old Second and West Suburban Bancorp. Importantly, as we start this off, I’d like to welcome the West Suburban team members to Old Second. We believe we have a strong future together and we look forward to working with you.

The opportunity to pursue this combination is particularly exciting for us because West Suburban is a franchise we have known and respected for a very long time. They’ve been the number one on our list of strategic partners since I took over as CEO in early 2015. We feel that West Suburban is the perfect partner in building scale in the Chicago market. It will improve our profitability and operating efficiency by adding an attractive low-cost deposit franchise with substantial excess liquidity to fund growth and expand our commercial banking activity.

The Acker family who founded West Suburban, along with the executive management team, and all of their employees have built a first-class organization that is extremely complimentary to our organization with shared core values and commitments to all of their stakeholders. Upon the close of the transaction, we expect to welcome Keith Acker and two other West Suburban directors to our Board of Directors.

This is a transformational deal for our company, as we become the second largest community bank headquartered in Greater Chicago by deposits, assuming all pending mergers close, and we now will have the scale to enhance our strategic positioning in the market, which greatly increases our optionality going forward.

Brad will run through the financial highlights of the transaction but I’m extremely excited about our future as we believe this acquisition will be a catalyst for continued earnings and balance sheet growth. The combination will result in the balance sheet with substantial excess liquidity that we will need to grow into.

Over the long term, we believe assets are much easier to grow than a quality low beta deposit base. Further, the pro forma franchise will deliver strong performance metrics relative to peers without assuming further funding deployment. Any success in asset generation is not assumed in our estimates and exists only as upside.

With that said, I’d like to move into the presentation. Let’s begin on slide five of the investor deck with a summary of why we believe the partnership between our two companies is so compelling. It will substantially enhance our competitive position with an extremely complimentary distribution network to the western suburbs of Chicago. The transaction will return us to a more Old Second-like profitability profile despite the impact low interest rates have had on our balance sheet; most importantly, without changing who we are or sacrificing the upside in a rising rate environment.

On slide six, we walk through some of the reasons why we believe this transaction will deliver value to our shareholders of both companies, not the least of which is the familiarity these two companies have with each other, our combined customer base and the markets that we operate in.

Slide seven provides an overview of West Suburban for those of you that may not be so familiar. Our balance sheets features some similar strengths and together we climb Chicago market share rankings quite meaningfully. It’s not lost on us that not many of the names above us are local to the market, a very different picture than say 10 years ago on the Chicago banking marketplace.

I would now like to hand the call over to Brad Adams who will provide some additional color on the financial implications of the West Suburban transactions. Brad?

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

Thank you, Jim and good morning, everybody. I will present a few financial highlights of the merger and then turn it over to Jim to wrap up with some comments on organizational fit and mutual excitement our company share. This merger will result in pro forma ownership for West Suburban shareholders of 36%. The overall economics to Old Second and the combined shareholder base are extremely compelling, and are driven by the combination of two attractive low-cost deposit franchises with ample growth opportunities that neither one of us have on a stand-alone basis.

We also view this transaction as the most attractive use of a portion of our excess capital, as we are using cash as a form of consideration for a third of the total purchase price, furthering the financial benefits to our shareholders, while also maintaining a well-funded pro forma franchise. There are few, if any, combinations in our markets that could result in such an attractive pro forma deposit base, as shown on slide nine. The low cost, largely retail, low beta attributes will position the pro forma entity to outperform in a time of rising rates, adding additional upside to the announced metrics, given we have not assumed any additional rate benefits in our projections.

Slide 10 highlights the expected significant shareholder value created from this deal, as referenced earlier. I’m excited to announce this transaction is expected to be nearly 40% EPS accretive to our shareholders based on conservative assumptions, while also improving all profitability metrics, increasing ROA by approximately 20 basis points and return on tangible common by approximately 500 basis points, when including expected cost saves on a fully phased in basis. We also maintain strong capital ratios and liquidity at the pro forma entity.

On slide 11, I’ll quickly point out the complementary nature of the loan portfolios and how this merger will further our management teams focus on creating a leading commercial bank in the Chicago market. The added scale will also position us to be an employer of choice in the strong commercial markets of the Chicago MSA.

Slide 13 further shows the financial attractiveness of this transaction. At 1.22 times tangible book value, the price is attractive relative to historical precedents in the Chicago market and will generate an IRR over 20%, significantly above our cost of capital. In terms of tangible book value dilution, partially attributable to the significant amount of cash in the transaction, this deal will be 18% dilutive to tangible book value per share with an earn back less than five years. We believe there will be opportunities to shorten the earn-back meaningfully, given the opportunities to deploy the excess liquidity of the pro forma entity.

As a reference, $250 million of excess liquidity deployment out of $2 billion of excess liquidity would reduce the earn back by a full year. Additionally, more than 8% of the dilution is due to our modeling assumptions around front-loaded merger costs and applying CECL to reserve levels at West Suburban. A further 2% of the dilution will result from an approximate $8 million fair value mark on branch facilities, which is effectively, in an economic sense, simply accelerated depreciation on infrastructure investments West Suburban has made in the recent past.

On slide 14, I’ll point out that our detailed due diligence process results in a high degree of comfort in our deal assumptions, primarily our ability to achieve an estimated 37% cost savings. In summary, we feel great about both financial prospects of this transaction along with the significant flexibility it will provide us in the future, given not only the excess liquidity and capital to close that will be generated by the pro forma entity on a go-forward basis. We believe this opportunity provides unparalleled benefits to our shareholders, particularly in the current challenging rate environment.

I’d like to conclude my comments by offering that we evaluated this opportunity in the context of all opportunities that were in front of us to deploy capital. It’s no secret that Old Second has been stockpiling capital in recent years following our last acquisition in 2018. I would like to thank our shareholders for their patience in that regard. It remained our belief that we would get a chance to invest that capital in an opportunity that could drive returns far in excess of our cost to carry. We believe this is such an opportunity.

One alternate use of capital is continuing our recent trajectory of repurchasing common stock. As some of you are aware, we have repurchased 5% of our shares over the last 15 months at an average price roughly equivalent to our current tangible book value per share. By way of comparison, if we had elected to deploy the same amount of capital, about $65 million into a repurchase of our shares at an average price equal to our price at the time we lock the pricing on this deal, the result would have been 7% tangible book value dilution and 18% EPS accretion; comparable on some levels, but nonetheless inferior in my opinion, when considering the strategic value of a potential higher terminal valuation and opportunities to further invest the capital we will accrete through higher earnings.

Thank you all for joining the call today and I’m going to hand it back over to Jim to provide some closing comments.

James L. Eccher - Chief Executive Officer & President, Old Second Bancorp, Inc.

Brad, thank you. And before we open it up to questions, I did want to make a few more comments regarding why West Suburban has been viewed as the perfect partner for Old Second. We’ve been looking for a high-quality deposit franchise to provide scale and allow us to increase our competitiveness in the Chicago marketplace over the last few years. West Suburban perfectly fits that description. It offers a uniquely attractive deposit franchise and pro forma excess liquidity that we can thoughtfully deploy.

The Chicago market has been highly disrupted, as there are fewer and fewer independent franchises remaining, and this transaction will position Old Second to be an employer of choice, attracting and retaining top talent. We are very excited to accelerate the pro forma entity’s growth and continue to deliver for our shareholders, while maintaining a prudent credit risk management culture.

The merger of West Suburban and Old Second continues the transformation of our company that began when I took over in 2015. Over the last seven years, we have significantly improved our profitability, our funding profile and have now, with this transaction, will grow our scale in the Chicago market, setting us up for success in the years to come.

With that, Doug, I’d like to open up the line for questions.

Operator

Thank you. [Operator Instructions] Our first question comes from the line of Nathan Race with Piper Sandler. Please proceed with your question.

Interviewer: Yeah, hi, guys. Good morning.

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

Hey, Nate.

James L. Eccher - Chief Executive Officer & President, Old Second Bancorp, Inc.

Good morning, Nate.

Interviewer: A few questions. Appreciate all those details in the slide deck. As it relates to the cost save assumption of 37% roughly, what do you guys expect any offsets of that, as you guys perhaps accelerate some commercial banker hiring efforts, just given all the opportunities that you guys see in front of you with all the M&A-related disruptions in Chicago, and just given the size of excess liquidity position that WNRP will be adding to the balance sheet.

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

So basically, that 37% we believe we can attain, and we will evaluate any additional hires over and above what we currently expect. And we do expect some. A rather meaningful move actually, that we’ll be able to keep that steady and we’ll be able to hit those targets net of enhanced growth opportunities.

Interviewer: Okay, got it. And this from a modeling perspective, it looks like West Suburban’s income run rate has bounced around somewhat over the last several quarters. And I appreciate the details of the deck in terms of the bottom line contribution you expect them to generate this year, but is there any help from a modeling perspective in terms of kind of normalized peak and run rate that we should be thinking about.

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

So, on the West Suburban fee income side, I’d rather speak more generally in terms of the contribution we’re assuming now. We’ve obviously expressed a lot of comfort around the conservative nature of the assumptions. I can tell you that we’re not expecting any improvement in the overall profitability profile of West Suburban going forward, nor any meaningful growth. Obviously, that weighs on what we’re publishing from an earn-back perspective but by way of comparison, we’re expecting the loan portfolio at the end of 2024 to be at a similar level of as 2020, the same thing on the deposit side. Obviously deposit franchise with this quality offers significant upside but it is traditionally here in this environment earned around 50 basis point ROA and we’re not assuming that improves, although I expect it to, meaningfully.

From a net income composition standpoint, we’re probably looking at something in the low-double digits in 2021, and we can get it after the cost saves up into the $16 - $17 million range. But that’s consistent with what they’ve been earning and we’re not modeling any real improvement there. So, I hope that gives you some perspective on the conservativeness of the projections, as they’ve been presented to you.

Interviewer: Yeah, no, absolutely. I mean, the lack of deployment of the excess liquidity at West Suburban is not lost on me and presents a considerable upside driver to the EPS equation you guys tried to do over time. One other question for me, just in terms of capital deployment priorities here, I imagine just given the transformational nature of this deal that this kind of puts you on the sidelines over the next 12 to 18 months at least. But just going back to kind of what we discussed on the call last week, just curious on the appetite to continue with buybacks over the balance of this year, as we near the consummation of this deal in the fourth quarter.

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

Go ahead.

James L. Eccher - Chief Executive Officer & President, Old Second Bancorp, Inc.

No, I’d say – maybe I would say, on a pro forma basis, on the back end of the deal, our TCE ratio goes down to about 7%. So that’s on the low side of our preferred range, so I would suspect we will be on the sidelines for a period of time and we’ll evaluate the buyback post integration.

Interviewer: Okay, great. I’ll step back now and congrats on the deal, guys.

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

Thank you, Nate.

Operator

Our next question comes from the line of David Long with Raymond James. Please proceed with your question.

Interviewer: Good morning, everyone. Congratulations on the deal announcement.

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

Thank you, Dave.

James L. Eccher - Chief Executive Officer & President, Old Second Bancorp, Inc.

Thanks, Dave.

Interviewer: The discussion about the return on asset target 1.15% and return on tangible targets 15%, is that under the current rate backdrop or does that assume any change in rate?

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

That assumes absolutely zero change in the current rate environment.

Interviewer: Okay, good, good. And then as far as the revenue synergies, can you maybe talk about where you see some of the best opportunities to come up with revenue synergies with this transaction?

James L. Eccher - Chief Executive Officer & President, Old Second Bancorp, Inc.

I’ll just say that I think the most compelling revenue opportunity synergy for us is going to be our ability to attract and hire more talent with a larger balance sheet our internal hold limits on lending relationships will certainly increase. We see significant opportunity in growing our wealth management vertical along with our mortgage banking vertical, which are two areas that West Suburban has not been focused on over the last several years, so those are material in our mind.

Interviewer: Got it. Okay, great. And then I know there’s some senior debt that becomes callable at the end of the year. The amount of liquidity that you have, does that still allow you to be able to potentially call that at the end of the year? I think it was about a 5.75% rate on it.

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

So that issue will actually go variable at the end of the year. Last time I looked, it re-priced somewhere in the low fours. I think that there is still opportunity to replace that perhaps with another instrument but we’ll evaluate that as we move through the year.

Interviewer: Got it. Okay. And then just one final question for right now, as far as the timing of the branch integration and the switch on the core processor, what are you expecting with that right now?

James L. Eccher - Chief Executive Officer & President, Old Second Bancorp, Inc.

I think I think the core processing integration will probably happen sometime in the first quarter of 2022. The branch rationalization is ongoing. We do have almost 28% of West Suburban branches overlapping and a two mile radius with us. So, at this point, we’re contemplating maybe anywhere between 6 and 10 branches that we can rationalize.

Interviewer: Got it. Thank you, appreciate the color.

Operator

Our next question comes from the line of Chris McGratty with KBW. Please proceed with your question.

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

Hi, Chris.

Interviewer: Hi. This is Christopher O’Connell on for Chris McGratty. Congrats on the deal. Just wondering if you can talk about -- you guys spoke about the disruption recently in the markets through other M&A and how this improves your positioning within the market and particularly, as it relates to talent acquisition. And can you just speak a little bit about how this improves your positioning to maybe acquire lending talent and those teams, how that relates to the excess liquidity deployment? And maybe some color around the timing of that excess liquidity deployment over the next few years.

James L. Eccher - Chief Executive Officer & President, Old Second Bancorp, Inc.

Chris, a good question. I mean, we obviously continue to field inbound calls from potential new hires. We think a company with a balance sheet like ours on a pro forma basis will extract new lenders over time. Certainly, by the time this deal potentially closes here at year end, we expect to hire anywhere from 10 to 15 new lenders in that timeframe. We’ll have $2 billion in excess liquidity to deploy. And that obviously is going to be very, very important for us post deal.

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

And, look, Chicago has probably changed more in the last two years than it has changed in the prior 10. Much like other parts of the country, the market itself has really barbelled. And now there’s even fewer banks at the top in terms of what’s headquartered here. It’s a very dynamic market, there’s a great deal of economic activity here. It is the hub of the Midwest and there is no shortage of opportunity in terms of what’s attainable there. We’ve seen remarkable traction with our Chicago presence as it was brought into the fold four or five years ago. That’s gone from being zero part of Old Second to being upwards of 40% of Old Second, just in that time frame. This can be a similar catalyst in terms of accelerating our growth within the Chicago MSA and we couldn’t be more thrilled.

Interviewer: Great. Thanks, guys. And then if you could just speak a little bit -- it seems like the credit profile is pretty conservative but the marks look pretty conservative as well on West Suburban and just what you guys have found kind of combing through the books.

James L. Eccher - Chief Executive Officer & President, Old Second Bancorp, Inc.

Chris, we did a pretty extensive deep dive and diligence. We have a lot of mutual clients to begin with but we reviewed over 560 notes, 35% of the commercial portfolio, excluding PPP, with commitments totaling $1.2 billion, so almost 80% of the commercial portfolio excluding PPP. We found very few discrepancies in loan ratings. We reviewed all of their larger relationships above $2.5 million. So, very similar loan portfolio at Old Second, obviously, not as leveraged as we are. But certainly as it relates to commitment and hold sizes with a larger balance sheet, we’ll be able to improve upon that.

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

Yeah, I think in terms of the mark itself, I hope investors will see that it is conservative in terms of what we’re assuming, as the other assumptions that are made throughout this deal presentation. We’re extremely optimistic that things will turn out better than what we’re assuming

James L. Eccher - Chief Executive Officer & President, Old Second Bancorp, Inc.

I think their average net charge off percentage is 9 basis points over the last five years, so robust credit quality.

Interviewer: Understand, appreciate the color. Thanks.

Operator

Our next question comes from the line of Terry McEvoy with Stephens. Please proceed with your question.

Interviewer: Hi, thanks for taking my – hi, good morning. Just one question left. Brad, I am wondering if you can just walked through the $250 million of liquidity deployment, which would reduce the earn back by about one year, maybe what are your kind of big picture assumptions there? And I guess, maybe longer term, where do rates need to be for you to maybe think about a more aggressively bringing down the excess liquidity and building out securities?

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

Very good question. Yeah, so $250 million of deployment obviously has a meaningful impact on the earn-back. Each subsequent $250 million deployment has a marginally smaller contribution and obviously doesn’t go to zero, say, with a billion dollars of liquidity deployment but it gets pretty non-attractive. In terms of what we’re doing, our appetite for earning assets in terms of the risk-adjusted spreads we’re willing to accept isn’t going to meaningfully change, but it does change a bit. I am optimistic that we will see loan demand in the economy start to get in line with what the overall GDP macro growth has been.

And I think that the job in front of us is quite clear and that is to focus on ramping up our, basically, loan origination capability. In terms of securities, our appetite doesn’t change down here. What’s necessary is to see spreads widen and to earn a decent risk-adjusted spread relative to the duration risk you are taking. We’ve got some time. The important thing here is that we don’t need to lurch at anything.

We are in this for the long haul and we are looking to add good quality Chicago-based lending teams. I hope investors when they look at this deal and kind of dissect and get past the first page, they understand the limitations of earn-back math. Earn-back math is essentially done by taking A and B and assuming they exist separately in perpetuity. But what you have here with West Suburban is a deposit franchise that looks strikingly similar to us, which is a very rare duck.

And to think that a deposit franchise such as that earns 50 basis points in perpetuity, regardless of rate environment from an ROA basis, regardless of rate environment, is simply not correct. It will ramp up meaningfully in terms of profitability and it can change the buyback method much more than a year.

The opportunity in front of us to earn excess returns for our shareholders is quite clear and our marching orders are quite clear, and that is to tell people the story of Old Second that are lenders in our marketplace and tell them a great story and bring on people that we’ve been talking to for the better part of two years. The opportunity is now and there is significant disruption in our market. We believe that opportunity is real.

Interviewer: Thanks for that, Brad and congratulations on today’s news to everybody. Thank you.

Operator

Our next question comes from the line of Brian Martin with JMS. Please proceed with your question.

Interviewer: Hey, guys, good morning. Congratulations.

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

Thank you, Brian.

James L. Eccher - Chief Executive Officer & President, Old Second Bancorp, Inc.

Thanks, Brian.

Interviewer: Hey, most of my stuff was just covered there, but just maybe two easy ones. Just Brad, the timing of the -- or Jim the timing of the cost savings and kind of getting -- kind of the first full, clean quarter from an expense standpoint based on when you’re thinking about the integration process, when do you anticipate that being?

James L. Eccher - Chief Executive Officer & President, Old Second Bancorp, Inc.

Yes, as far as timing, Brian, we’re pretty confident we can recognize 50% of the cost saves on a run rate in 2022 with the remaining 50% in 2023 and beyond. We’ve got a chart in the deck, you can see where we expect to get those cost saves but certainly backroom and redundant operations will be key areas along with some branch rationalization, but obviously, it’s pretty critical we attain that 37% and we’re confident we’ll be able to do that.

Interviewer: Yeah, I know for sure. It feels like that based on everything you’ve said. And just the -- I guess, I think someone mentioned earlier, but given the size of the transaction and the opportunities you’ve already laid out on how exceptional they are, the assumption is that there’s nothing -- from an M&A perspective, you’re kind of obviously not looking at any further ideas until you get something – until you get this one completed and executing, as you guys expect.

James L. Eccher - Chief Executive Officer & President, Old Second Bancorp, Inc.

Yeah, I mean, well, again, post-deal, our TCE will go down to 7%, so that’s probably low. So we’ll have to accrete some capital. Obviously we may have an earn-back faster than what we’ve outlined here. So, if that happens, we’ll be constructive and open to other opportunities.

Interviewer: Yeah, okay. Perfect. Well, that’s it. Congrats on a great deal, guys.

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

Thank you, Brian.

Operator

Our next question is a follow up question from the line of David Long with Raymond James. Please proceed with your question.

Interviewer: Hey, guys, thanks. Just one last one, on the timing of the close, should we expect this to be right near the end of the year perhaps, as late as December 31 or is this something you think you can get approved and done mid-quarter.

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

We’re going to try and get it closed mid-quarter in the fourth.

Interviewer: That’s all I have. Thanks.

James L. Eccher - Chief Executive Officer & President, Old Second Bancorp, Inc.

Thanks, David.

Operator

Our next question comes from the line of Eric Grubelich, a Private Investor. Please proceed with your question.

Interviewer: Hi, good morning. Let me jump on the bandwagon too. This is a great deal for you guys. It’s worth waiting around with you to see you do something like this. It’s good to see. But I added just a couple of nuts and bolts. So, is there a breakup fee involved? I couldn’t find that easily in the document for West Suburban.

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

The merger agreement has been filed. You can detail there, but I believe it’s in the neighborhood of 4%.

Interviewer: 4%, okay. And then just one other thing on the expense side, so which -- whose system platform are each of you on? And what do you sort of expect to sort of adopt that it sounds like at least on the credit side, not that’s the whole system of the bank but it sounds like you’re sort of harmonized in terms of the way you look at credit. But I guess the second part of that question related to systems, how do you see that migrating on the underwriting side? Whose platform do you think it’d probably go with?

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

I’m not sure we’re prepared to answer exactly which operating system we’re going to run with, but I will say that we have significant comfort that the operating systems that we have to choose from can handle the size of the pro forma company.

Interviewer: Okay. So I guess what I was trying to get at with – excuse me, with the operating system is in terms of expense saves, is anybody’s -- either banks contract up for renewal in a short period of time where it makes that decision easier or not.

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

I’m not going to go there.

Interviewer: Okay.

Bradley S. Adams - Chief Financial Officer, Old Second Bancorp, Inc.

I can tell you that the transaction is friendly for us.

Interviewer: Okay. Good. Thanks very much.

James L. Eccher - Chief Executive Officer & President, Old Second Bancorp, Inc.

Thanks, Eric.

Operator

There are no further questions in the queue. I’d like to hand the call back to management for closing remarks.

James L. Eccher - Chief Executive Officer & President, Old Second Bancorp, Inc.

Thanks, Doug and thank you, everyone for joining us today and we look forward to talking with you again next quarter.

Operator

Ladies and gentlemen, this does conclude today’s teleconference. Thank you for your participation. You may disconnect your lines at this time and have a wonderful day.

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Cautionary Note Regarding Forward-Looking Statements

Statements included in this communication, which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Old Second and West Suburban with respect to their planned merger, the strategic and financial benefits of the merger and the timing of the closing of the transaction. Words such as “may,” “anticipate,” “plan,” “estimate,” “expect,” “project,” “assume,” “approximately,” “continue,” “should,” “could,” “will,” “poised,” “focused,” “targeted,” “opportunity,” “plans” and variations of such words and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:

•	the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);

•	the failure of either company to obtain shareholder approval, or the failure of either company to satisfy any of the other closing conditions to the transaction on a timely basis or at all;

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•	the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where Old Second and West Suburban do business, or as a result of other unexpected factors or events;

•	the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;

•	the outcome of any legal proceedings that may be instituted against Old Second or West Suburban;

•	the integration of the businesses and operations of Old Second and West Suburban, which may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Old Second’s and West Suburban’s existing businesses;

•	business disruptions following the merger; and

•	other factors that may affect future results of Old Second and West Suburban including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; changes in general economic conditions, including due to the COVID-19 pandemic; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Old Second disclaims any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law. Additional factors that could cause results to differ materially from those described above can be found in Old Second’s Annual Report on Form 10-K for the year ended December 31, 2020, which is on file with the SEC and available on Old Second’s investor relations website, https://investors.oldsecond.com, under the heading “SEC Filings,” and in other documents Old Second files with the SEC.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between Old Second and West Suburban. In connection with the proposed merger, Old Second will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Old Second and West Suburban and a Prospectus of Old Second, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Old Second stockholders and West Suburban shareholders.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the Joint Proxy Statement/Prospectus (when it becomes available), as well as other filings containing information about Old Second, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old Second by accessing Old Second’s investor relations website, https://investors.oldsecond.com, under the heading “SEC Filings” or by directing a request to Old Second Shareholder Relations Manager, Shirley Cantrell, at Old Second Bancorp, Inc., 37 S. River St., Aurora, Illinois 60507, by calling 630-906-2303 or by sending an e-mail to scantrell@oldsecond.com.

Participants in the Solicitation

Old Second and West Suburban and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Old Second’s stockholders and West Suburban’s shareholders in connection with the proposed merger. Information regarding Old Second’s directors and executive officers is contained in Old Second’s definitive proxy statement on Schedule 14A, dated April 16, 2021 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.